UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71112 / December 18, 2013

Admin. Proc. File No. 3-15506

In the Matter of

HOME SYSTEMS GROUP

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Home Systems Group and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Home Systems Group. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Home System Group is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Home System Group,* Initial Decision Release No. 511 (Oct. 25, 2013), 107 SEC Docket 9.

INITIAL DECISION RELEASE NO. 511
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15506

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of HOME SYSTEM GROUP	INITIAL DECISION OF DEFAULT October 25, 2013

APPEARANCE: Ryan Farney for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision[1] revokes the registration of the registered securities of Respondent Home System Group (Home System). The revocation is based on Respondent's failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

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[1] This proceeding has been resolved by way of initial decision, pursuant to Alchemy Ventures, Inc., Securities Exchange Act of 1934 (Exchange Act) Release No. 70708 (Oct. 17, 2013). Alchemy holds that where the Order Instituting Proceedings (OIP) directs the administrative law judge to hold a hearing, the respondent defaults, and neither of two exceptions apply – i.e., in the circumstances of this proceeding – the administrative law judge must issue an initial decision. I make three observations about Alchemy. First, it is not inconsistent with AMS Homecare, Inc., Exchange Act Release No. 68506 (Dec. 20, 2012), 105 SEC Docket 62179, 62182, which holds that an initial decision should not issue in the absence of a motion for summary disposition or an in-person hearing. AMS Homecare did not involve default, and Alchemy explicitly states that there are three, non-mutually exclusive means for reaching the determinations underlying an initial decision: a hearing, a motion for summary disposition, and a default. Alchemy at 4-5. Second, although Alchemy addresses, among other things, the judicial enforceability of Commission orders, it draws no distinction between the various types of proceedings referred to administrative law judges, and therefore applies to all such types. See Alchemy at 7 n.34 (Commission orders, including default orders, may be judicially enforced pursuant to Exchange Act Section 21(e)). Thus, Alchemy applies to proceedings even where no judicial enforcement is normally foreseeable, including those instituted pursuant to Section 12(j) of the Exchange Act. Third, this Office's previous practice was to issue default orders rather than initial decisions, and a default order was "immediately" deemed to be final agency action. Alchemy at 7 n.33. However, an initial decision cannot take effect, if at all, until twenty-one days after issuance. See 17 C.F.R. § 201.360. Under Alchemy, and in contrast to the previous practice, trading in

INTRODUCTION

The Commission issued an OIP, pursuant to Section 12(j) of the Exchange Act, on September 19, 2013. The OIP alleges that Respondent Home System repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The Office of the Secretary provided evidence that the OIP was served on Respondent's registered agent, Nevada Agency and Transfer Company, as identified on the Nevada Secretary of State's website, by certified mail on September 23, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondent's Answer was due within ten days of service of the OIP, or by October 7, 2013. See OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b). On October 9, 2013, Respondent was ordered to show cause, by October 21, 2013, why the registration of its securities should not be revoked by default. To date, Respondent has not filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondent is in default for failing to file an Answer or otherwise defend the proceeding. See OIP at 2-3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Home System, Central Index Key No. 1172319, is a Nevada corporation located in Guangdong Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Home System is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2011. As of August 23, 2013, the company's stock (symbol "HSYT") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondent has failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885,

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securities whose registration has been ordered revoked may presumably continue during that twenty-one day period.

motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Scienter, "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondent failed to timely file required periodic reports. As a result of the foregoing, Respondent has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondent's violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violations are also recurrent in that it repeatedly failed to file periodic reports for approximately eighteen months. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondent is culpable because it knew, or should have known, of its obligation to file periodic reports. Respondent has made no efforts to remedy its past violations, and it has offered no assurances against further violations. Considering its delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Home System Group is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. <u>See</u> 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondent is notified that it may move to set aside the default in this case. Rule 155(b) of the Commission's Rules of Practice permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. <u>Id.</u>

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Cameron Elliot
Administrative Law Judge